Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Place of Incorporation
Subsidiaries
1Verge Internet Technology (Beijing) Co., Ltd.	PRC
Jet Brilliant Limited	Hong Kong
Trade Lead Investments Limited	British Virgin Islands
Beijing Jet Brilliant Advertising Co., Ltd.	PRC
Youku Video (Xi’an) Media Tech Co., Ltd.	PRC
Variable Interest Entities
1Verge Information Technology (Beijing) Co., Ltd.	PRC
Jiaheyi Advertising (Beijing) Co., Ltd.	PRC
Zhejiang Dongyang Tianshi Cultural Media Ltd.	PRC